

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 22, 2008

via U.S. mail and facsimile

Michael S. Borish
Chief Executive Officer
Freedom Environmental Services, Inc.
5036 Dr. Phillips Blvd., # 306
Orlando, Florida 32819

> **Re: Item 4.02 Form 8-K/A**
> **Filed: December 17, 2008**
> **File No. 0-53388**

Dear Mr. Borish:

We reviewed your response letter dated December 17, 2008, and have the following comment.

1. Please amend your Form 10-Q/A to appropriately address the following:
    * update Item 4 - Controls and Procedures to include the following:
      o a discussion of the restatement and the facts and circumstances surrounding it, and
      o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures.
    Refer to Items 307 and 308(c) of Regulation S-K.
    * include "currently dated" certifications, which refer to the Form 10-Q/A.


*   *   *   *


Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Michael S. Borish
December 22, 2008
Page 2

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief